Exhibit 99.1

Equinor ASA: Ex dividend

From 17 May 2019, the rights under the American Depository Receipts (ADRs) program in Equinor (NYSE: EQNR) on New York Stock Exchange will be traded ex dividend at USD 0.26

Corresponding ex dividend date for shares in Equinor (OSE:EQNR) on Oslo Stock Exchange (Oslo Børs) was 16 May 2019 (USD 0.26).

Record date is 20 May 2019.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.